FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of October, 2011

MAX RESOURCE CORP.

 (SEC File No. 0-30780)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

MAX RESOURCE CORP.

Suite 2300 – 1066 West Hastings Street

Vancouver, B.C.

V6E 3X2

October 12, 2011

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

MAX drills 13.7 m of 30 g/t (0.96 oz/t) silver and 0.47% copper in fourth hole at Majuba Hill, Nevada; additional assay results pending

Max Resource Corp. (TSX.V: MXR; OTCBB: MXROF; Frankfurt: M1D) has received the results from the fourth hole of an eight hole (1,112 metre) drill program recently completed at its Majuba Hill copper/silver project in Nevada.  This fourth hole, MM-05, intercepted 13.7 meters of 30.0 g/t (0.96 oz/t) Ag and 0.47% Cu within a longer interval of 89.3 m of 16.5 g/t (0.53 oz/t) Ag and 0.28% Cu.  Assay results are pending from the remaining four holes.

Hole MM-05 was the second of five core holes drilled to test results reported by Minterra Resource Corp. from a reverse-circulation drill program conducted in 2007.   This hole was drilled to a depth of 89.3 meters at the same location as Minterra’s drill hole MH-05 and confirmed similar values for both copper and silver as those reported by Minterra.  Our first drill hole testing Minterra’s results, MM-03, (see our news release of September 27, 2011) intercepted 42.7 m of 37.5 g/t (1.21 oz/t) Ag and 0.38% Cu, inclusive of 10.7 m of 90.2 g/t (2.90 oz/t) Ag and 0.93% Cu.    Hole MM-03 confirmed higher results for both copper and silver than previously reported, with some silver results almost double those reported by Minterra, due to the improved sample recovery provided by core drilling.

The complete assay results from hole MM-05, as well as from hole MM-03 (previously reported), are as follows:

Hole	Angle	Total Depth (m)	From (m)	To (m)	Thickness (m)	Cu (%)	Ag (g/t)	Ag (oz/t)
MM-05	-45	89.3	0	89.3	89.3	0.28%	16.5	0.53
includes			1.5	15.2	13.7	0.47%	30.0	0.96
includes			3.0	4.5	1.5	0.95%	71.6	2.30

MM-03	-70	158.6	91.5	134.1	42.7	0.38%	37.5	1.21
includes			102.1	112.8	10.7	0.93%	90.2	2.90
includes			106.7	108.2	1.5	2.23%	364.6	11.72

Permitting Underway for Fall Drill Program

A permit application has been filed for a fall drill program to test target areas identified by an extensive soil sampling program conducted by MAX to the west and east of the past producing Majuba Hill over a surface area in excess of 5,500 by 2,500 m (see our news release of September 15, 2011).  Drilling will follow up on soil assay results obtained as high as 1.53% Cu and 209 g/t Ag to the north west of our recent drilling as well as sampling from the “Ball Park” target area immediately to the east, where Minefinders reported drilling 100 feet of 0.60% Cu and 14 g/t Ag starting at 280 feet in their angle hole MH-02 (Minefinders Progress Report No. 7, 1972).  In this same report, Minefinders also included the note for hole MH-3 that the "upper several hundred feet of the core show good copper staining."   These historic results will be followed up during our upcoming fall drill program as well.

Analysis was performed by Inspectorate American Corp., an ISO certified facility in Reno, Nevada, using fire assay and multi-element (ICP-ES) techniques producing assays for a 14 element suite of minerals.  Standards and duplicates were used for quality control of the samples. After the core is logged for each drill hole, the location of each site is located using a GPS in UTM coordinates using NAD 27 datum.  The core is then split and put into a sample bag which is labeled for each interval and a sample card tag put in each sample bag and taken from the core facility to the Inspectorate laboratories.

Majuba Hill encompasses 2,568 acres of surface and mineral rights and is the site of numerous past producing mines, with historic production reported of 12% Cu (Mason Valley Copper in 1918) and silver grades up to 40 oz/t Ag.   The property lies 30 miles northwest of Coeur d'Alene's Rochester mine (which has produced 127 million ounces of silver and 1.5 million ounces of gold since 1986) and is easily accessed via 23 miles of well-maintained dirt roads leading from U.S. Interstate 80.  For more detailed information on the Majuba Hill copper/silver project, including drill hole locations and soil sampling maps, please visit our web site at www.maxresource.com.

This news release has been reviewed by Mr. Clancy J. Wendt, P. Geo, a "qualified person" as that term is defined under National Instrument 43-101.  The historic information provided has not been verified by MAX and is for reference only.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian exploration company with a diversified portfolio of mineral exploration projects in the Western United States.  We are well-funded and currently focused on precious metals in Nevada, with four gold and silver properties being actively explored in 2011.  For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: (866) 331-5088 or (604) 637-2140

info@maxresource.com      www.maxresource.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

MAX RESOURCE CORP.

Suite 2300 – 1066 West Hastings Street

Vancouver, B.C.

V6E 3X2

October 25, 2011

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

MAX drills 44.2 m of 71.0 g/t Silver and 1.14% Copper at Majuba Hill, Nevada

MAX Resource Corp. (TSX.V: MXR; OTCBB: MXROF; Frankfurt: M1D) has received the assay results from the final four holes of an eight hole core drilling program recently completed at its Majuba Hill copper/silver project in Nevada.    Highlights of this drilling include:

-

44.2 metres (m) of 71.0 grams per tonne (g/t) Ag and 1.14% Cu in hole MM-06;

-

50.3 m of 50.8 g/t Ag, 0.31 g/t gold and 0.31% Cu in hole MM-07; and

-

45.7 m of 15.4 g/t Ag and 0.56% Cu in hole MM-02

Holes MM-06, MM-07 and MM-02 were drilled to test results reported by Minterra Resource Corp. from a reverse-circulation drill program conducted in 2007 (see our news release of March 4, 2011).  This drilling confirms higher results for both copper and silver than previously reported by Minterra due to the improved sample recovery provided by core drilling.  In addition, significant gold (Au) values were encountered in all drill holes; no gold assays had previously been reported by Minterra, nor finding native gold in the holes as we have.

Clancy Wendt, P. Geo, VP Exploration of MAX, states “we are extremely pleased with these results from our drilling at Majuba Hill.   The significant intervals of high-grade silver and copper intercepted near surface in five of the eight holes, as well as the gold values recently encountered, confirm that Majuba Hill is a newly-defined copper/silver/gold porphyry system that is highly prospective for a bulk-tonnage, open pit deposit.”

The other drill hole completed at Majuba Hill, MM-16 was sited further down Majuba Hill to test a surface feature southwest of the area drilled by Minterra and intercepted anomalous silver (ranging from 0.62 to 13.58 g/t Ag) and copper (from 0.01% to 0.33% Cu) over its entire length.

The complete assay results from these final four holes at Majuba Hill are as follows:

Hole	Azimuth	Angle	Total Depth	From (m)	To (m)	Thickness (m)	Cu (%)	Au (g/t)	Ag (g/t)

MM-07	290	-45	146.4 m	76.2	126.5	50.3 m	0.31%	0.31	50.8
includes				106.7	126.5	19.8 m	0.53%	0.56	100.1

MM-06	-	90	119.8 m	1.5	97.5	96.0 m	0.57%	0.10	39.2
includes			119.8 m	1.5	45.7	44.2 m	1.14%	0.15	71.0

MM-02	243	-70	122.8 m	68.6	114.3	45.7 m	0.56%	0.07	15.4
includes				105.2	114.3	9.1 m	0.54%	0.11	39.3

MM-16	042	-45	111.2 m	0	111.2	111.2 m	0.06%	-	3.08

The assay results from the four holes previously announced at Majuba Hill are as follows:

Hole	Azimuth	Angle	Total Depth	From (m)	To (m)	Thickness (m)	Cu (%)	Ag (g/t)

MM-03	263	-70	158.6 m	91.5	134.1	42.7	0.38%	37.5
includes				102.1	112.8	10.7	0.93%	90.2
MM-05	279	-45	89.3 m	0	89.3	89.3	0.28%	16.5
includes				1.5	15.2	13.7	0.47%	30.0
MM-13	298	-56	135 m	0	135.0	135	0.02%	3.0
MM-15	255	-45	257 m	0	257.0	257	0.05%	4.3
includes				137.2	161.6	24.4	0.09%	12.3

Drill permits have been received and road building is now underway for a Phase II drill program to test new targets identified by MAX during soil sampling and mapping conducted over a surface area in excess of 5,500 by 2,500 metres (see our news release of September 15, 2011).  Drilling will follow up on soil assay results obtained as high as 1.53% Cu and 209 g/t Ag to the northwest of our recent drilling as well as sampling from the “Ball Park” target area immediately to the east, where Minefinders reported significant copper and silver intercepts during drilling conducted in 1972 (Minefinders Progress Report No. 7).  In addition, MAX also plans to drill below the Copper Stope area of the past producing Majuba Hill Mine, where the United States Bureau of Mines reported assay results from short holes drilled underground in the Copper Stope in 1943, including one that intercepted 2.0% Cu and 0.70 oz/t Ag over its entire 45 feet (USBM Report of Investigations #4378, 1948).

Analysis was performed by Inspectorate American Corp. Laboratories, an ISO certified facility in Reno, Nevada, using fire assay and multi-element (ICP-ES) techniques producing assays for a 49 element suite of minerals.  Standards, duplicates and blanks were used for quality control of the samples. After the core is logged for each drill hole, the location of each site is located using a GPS in UTM coordinates using NAD 27 datum.  The core is then split and put into a sample bag which is labeled for each interval and a sample card tag put in each sample bag and taken from the core facility to the Inspectorate Laboratories.  A map showing the location of the drill holes completed at Majuba Hill is now available on our web site at www.maxresource.com.

Majuba Hill is the site of numerous past producing mines, with historic production reported of 12% Cu (Mason Valley Copper, 1918) and silver grades up to 40 oz/t Ag, Majuba Hill encompasses 2,568 acres of surface and mineral rights that includes patented lode mining claims.   The property is easily accessed via 23 miles of well-maintained dirt roads leading from U.S. Interstate 80, and lies 30 miles northwest of Coeur d'Alene's Rochester silver mine, which contains a NI 43-101 compliant Measured and Indicated Resource of 263.9 million tons grading 0.46 oz/ton Ag and 0.004 oz/ton Au.  (The Coeur Technical Report on the Rochester Mine is available on SEDAR).  For more detailed information on the Majuba Hill copper/silver project, please visit our web site at www.maxresource.com.

This news release has been reviewed by Mr. Clancy J. Wendt, P. Geo, a "qualified person" as that term is defined under National Instrument 43-101.  The historic information provided has not been verified by MAX and is for reference only.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian exploration company focused on gold and silver exploration in Nevada.   For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: (866) 331-5088 or (604) 637-2140

info@maxresource.com      www.maxresource.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

MAX RESOURCE CORP.

Suite 2300 – 1066 West Hastings Street

Vancouver, B.C.

V6E 3X2

October 26, 2011

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

MAX Resource Corp. (TSX.V: MXR; OTCBB: MXROF; Frankfurt: M1D) has retained the services of Paradox Public Relations Inc. as strategic investor relations consultants to the company.  Paradox will focus on developing and expanding MAX’s communication with the investment community through a comprehensive investor relations program.  Based in Montreal, Paradox has provided investor relations services to listed public companies in the resource sector over the last ten years.

Under the terms of the agreement, Paradox will receive a monthly fee of $6,000 and has been granted 480,000 options at $0.24 per share, subject to vesting provisions.   The agreement with Paradox is for a two year term and is subject to acceptance for filing by the TSX Venture Exchange.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian exploration company focused on gold and silver exploration in Nevada.   For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: (866) 331-5088 or (604) 637-2140

info@maxresource.com      www.maxresource.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

MAX RESOURCE CORP.

Suite 2300 – 1066 West Hastings Street

Vancouver, B.C.

V6E 3X2

October 31, 2011

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

MAX commences Phase II drill program at Majuba Hill copper/silver project in Nevada to follow up on recent high-grade drill results

MAX Resource Corp. (TSX.V: MXR; OTCBB: MXROF; Frankfurt: M1D) has commenced a Phase II core drilling program at its Majuba Hill copper/silver/gold project in Nevada, where recent drilling encountered long intervals of high-grade silver and copper near surface in five of eight holes, as well as significant gold intercepts.  MAX believes that Majuba Hill is a newly-defined copper/silver/gold porphyry system that is highly prospective for a bulk-tonnage, open pit deposit.

MAX plans to drill a minimum of four holes to test new target areas identified during mapping, data compilation and soil sampling conducted over a surface area in excess of 5,500 by 2,500 metres during 2011 (see our news release of September 15, 2011).  The first drill hole of the program (MM-17) has been collared on the “Ball Park” target area immediately to the east of our Phase I drill program completed this summer, where drill results included intercepts of 44.2 m of 71.0 g/t silver and 1.14% copper commencing within 5 feet of surface in hole MM-06 (see the listing of drill results in the table below).   Hole MM-17 is located approximately 730 meters to the east of hole MM-06 and is the first of two holes planned to test the eastern extension of the high grade mineralized zone we’ve identified at Majuba Hill.  Targeting of these drill holes was determined through analysis of work done by Freeport Sulphur in 1941 and progress drilling reports obtained from Minefinders, which reported significant copper and silver drill intercepts during exploration conducted in 1972 (Minefinders Progress Report No. 7).  A third hole is planned to the southeast of our recent Phase 1 drilling to test the depth and extent of the known mineralized zone below and east of the past producing Majuba Hill mine and has been targeted based on our recent examination of skeletonized drill core from Minefinders drilling in 1972 that had been stored at the Nevada Bureau of Mines.

The fourth and fifth drill holes are planned to test for the extension of the mineralized zone approximately 1.4 kilometers to the northwest of hole MM-06, following up on soil assay results obtained as high as 1.53% Cu and 209 g/t Ag.  Maps showing the results of this soil sampling and the drill holes planned at Majuba Hill are now available on our web site at www.maxresource.com.

Highlights from MAX’s recently completed Phase I drill program include:

Hole	Azimuth	Angle	Total Depth	From (m)	To (m)	Thickness (m)	Cu (%)	Au (g/t)	Ag (g/t)
MM-07	290	-45	146.4 m	76.2	126.5	50.3 m	0.31%	0.31	50.8
includes				106.7	126.5	19.8 m	0.53%	0.56	100.1

MM-06	-	90	119.8 m	1.5	97.5	96.0 m	0.57%	0.10	39.2
includes			119.8 m	1.5	45.7	44.2 m	1.14%	0.15	71.0

MM-05	279	-45	89.3 m	0	89.3	89.3	0.28%		16.5
includes				1.5	15.2	13.7	0.47%		30.0

MM-03	263	-70	158.6 m	91.5	134.1	42.7	0.38%		37.5
includes				102.1	112.8	10.7	0.93%		90.2

MM-02	243	-70	122.8 m	68.6	114.3	45.7 m	0.56%	0.07	15.4
includes				105.2	114.3	9.1 m	0.54%	0.11	39.3

Majuba Hill is the site of numerous past producing mines, with historic production reported of 12% Cu (Mason Valley Copper, 1918) and silver grades up to 40 oz/t Ag.  Majuba Hill encompasses 2,568 acres of surface and mineral rights that includes patented lode mining claims.   The property is easily accessed via 23 miles of well-maintained dirt roads leading from U.S. Interstate 80, and lies 30 miles northwest of Coeur d'Alene's Rochester silver mine, which contains a NI 43-101 compliant Measured and Indicated Resource of 263.9 million tons grading 0.46 oz/ton Ag and 0.004 oz/ton Au.  (The Coeur Technical Report on the Rochester Mine is available on SEDAR).  For more detailed information on the Majuba Hill copper/silver project, please visit our web site at www.maxresource.com.

This news release has been reviewed by Mr. Clancy J. Wendt, P. Geo, a "qualified person" as that term is defined under National Instrument 43-101.  The historic information provided has not been verified by MAX and is for reference only.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian exploration company focused on gold and silver exploration in Nevada.   For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: (866) 331-5088 or (604) 637-2140

info@maxresource.com      www.maxresource.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date:  October 31, 2011

By:      /s/ Stuart Rogers

Stuart Rogers

Director